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                                                                 August 10, 1998


                                                                     EXHIBIT 2.2


Clark Refining & Marketing, Inc.
8182 Maryland Avenue
St. Louis, MO 63105


Re: Letter Amendment No. 1 to Agreement for Purchase and Sale of Lima Oil Refinery dated July 1, 1998 (the "Agreement")


Dear Sir:

Whereas the parties to the Agreement wish to amend the same. It is agreed as follows:

1.   Addition of Section 1.M.

     The following Section 1.M. is hereby added to the Agreement after Section 1.L.:

     M. An ownership interest in the natural gas pipelines used to supply natural gas to the Refinery and others in the Lima industrial complex, in the form of a Capacity Lease Agreement to be agreed between the parties.

2.   Addition of Section 2.0.

     The following Section 2.0. is hereby added to the Agreement after Section 2.N.:

     O. An ownership interest in the electrical equipment used to supply electricity to the Refinery and others in the Lima industrial complex, in a form to be agreed between the parties.

3.   Amendment of Sections 3.B. and 3.C.

     Section 3.B. and 3.C. of the Agreement are hereby amended to read, in their entirety, as follows:

     B. Purchase Price. In consideration for the Purchased Assets, Buyer shall pay to Seller or its affiliates on the Closing Date in immediately available funds, by wire transfer to Seller's account number 2092551 at National City Bank, Cleveland, Ohio (ABA or Transit Routing Number 041000124) an amount equal to: (i) One Hundred Sixty Six Million Two Hundred and Fifty Thousand Dollars ($166,250,000.00), and (ii) an amount equal to the Estimated Inventory Value, as defined in Section 4 below, subject to adjustment for the Final Inventories Value as specified in Schedule E, (iii) less an amount equal to the
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          Deposit; and (iv) assume and agree to pay and perform the liabilities and obligations of Seller specified in Section 5 below relating to the Purchased Assets (the "Purchase Price"). Additionally, Buyer shall pay by wire transfer to the Escrow Account of #2249491 Security Inc. at National City Bank, Cleveland, Ohio (ABA or Transit Routing Number 041000124), reference Lima Oil Refinery, an amount equal to: Eight Million, Seven Hundred Fifty Thousand Dollars ($8,750,000.00) in order to facilitate a like-kind exchange under Section 1031 of the Code.

     C. Purchase Price Allocation. Buyer and Seller shall agree on an allocation of the Purchase Price (including any adjustments thereto) among the parties pursuant to the provisions of Section 1060 of the Internal Revenue Code of 1986, as amended (the "Code") and the regulations promulgated thereunder. Seller and Buyer agree that the fair market value of the land, land improvements and other real property included in the Purchased Assets is $8.75 million, and that accordingly, of the total Purchase Price, $8.75 million shall be allocated to said property. Buyer and Seller shall not take any position on their respective Tax Returns that is inconsistent with the allocation of the Purchase Price. Buyer and Seller shall duly prepare and timely file such reports and information returns as may be required under Section 1060 of the Code and the regulations promulgated thereunder, and report the allocation of the Purchase Price among the Assets as so agreed. Any adjustments to Purchase Price shall be allocated in the same manner.

4. Sections 16.G., 16.H. and 16.I. are hereby amended to read, in their entirety, as follows:

     16.  Indemnification

     G.   Time Limitation. Any claim under Section 16.A.(ii)(y), or
          16.B.(ii)(y), for Indemnity arising under or out of this Agreement or the transactions contemplated hereunder (other than a breach of
          Section 8, which will be subject to the 17 year time limitation set forth below) for breach of warranty shall be brought within one year after the Closing Date. Any claim under Section 16.B.(ii)(x) for Indemnity arising under or out of this Agreement or the transactions contemplated hereunder for breach of Section 11.B. shall be brought within one year after the Closing Date, unless prior to such breach Seller had knowledge of the action to be taken resulting in the breach, in which event this limitation shall not apply. Any claim under Section 8. or Section 16.B.(v), (vi) or (vii) for Indemnity (in each case except to the extent relating to any Waste Unit) shall be brought within seventeen (17) years after the Closing Date. a claim shall be deemed to have been brought only upon delivery of a written notice to the other party (which notice may consist of a notice of breach pursuant to paragraph E.(v) of this Section 16.) at the notice address set forth in Section 20., stating with reasonable specificity the basis for the claim. Any claim required to be made within such one or seventeen year
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          period not so timely made will be forever barred. This provision shall not be deemed to limit any claims or rights to Indemnification for third party claims or pursuant to Sections 16.A.(i), 16.A.(iii), 16.B.(i) or 16.B.(ii)(x), (other than as provided above with respect to Section 11.B), 16.B.(ii) or 16.B.(iv).

     H. Monetary Limitation. The Buyer shall have no claim under Section 16.B.(ii)(y) or (except in the circumstances described in the following sentence) under Section 16.B.(ii)(x) with respect to a breach of Section 11.B. against Seller for any Losses unless and until the aggregate of all such Losses incurred or sustained by the Buyer exceeds Three Million Five Hundred Thousand Dollars ($3,500,000.00) and then only for the excess over Three Million Five Hundred Thousand Dollars ($3,500,000.00) (the "Threshold"). Claims under Section 16.B.(ii)(x) with respect to a breach of Section 11.B. shall not be subject to or be counted for purposes of the preceding sentence if Seller had knowledge of the action to be taken resulting in the breach, in which event the limitation in the preceding sentence shall not apply. After the Threshold has been reached, Seller shall have no obligation to Indemnify the Buyer Indemnified Parties under this
          Section 16. with respect to matters subject to the limitations contained in the first sentence of this Section 16.H. for any Losses amounting to less than Fifty Thousand Dollars ($50,000.00) in the aggregate arising out of the same occurrence or matter. The monetary limitations in this Section 16.H. will not apply to any Losses arising pursuant to the provisions of Section 8. or out of a breach of representation or warranty contained in Section 8. The provisions of this Section 16.H. and of 16.I. shall not apply to any breach of the last sentence of Section 7.G.

     I. Limitation of Liability. Seller's aggregate liability for Indemnification pursuant to Section 16.B.(ii)(y), or under Section 16.B(ii)(x) with respect to a breach of Section 11.B. in circumstances where Seller did not have knowledge, prior to the breach, of action taken that resulted in the breach of Section 11.B. shall in no event exceed an amount equal to Twenty Five Million Dollars ($25,000,000.00). This provision shall not limit Seller's liability for Excluded Liabilities or for Losses pursuant to the provisions of
          Section 8 or out of a breach of representation or warranty contained in Section 8.

5.   Amendment of Section 25.B.

     Section 25.B. of the Agreement is hereby amended to read, in its entirety, as follows:

     B.   All of the terms, covenants, representations, warranties and conditions of this Agreement shall be binding upon, and inure to the benefit of, and be enforceable by, the parties hereto and their respective successors, heirs, and other legal representatives. This Agreement and the rights and obligation hereunder shall not be assigned by any party hereto except that either party may assign its rights and duties to any affiliate provided that the assigning party shall remain liable for any such affiliate's duties, obligations and/or
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          liabilities hereunder, provided that with the prior written consent of
          Seller (which consent will not be unreasonably withheld or delayed) after the Closing Buyer may assign its rights and obligations under this Agreement and (as to future obligations only) be released therefrom to any purchaser of all or substantially all of the assets of the Refinery. For purposes of the immediately preceding proviso, Seller's withholding of consent will be deemed unreasonable unless the financial strength or operating capability of the proposed purchaser is reasonably expected to increase Seller's liability or costs hereunder, or materially and adversely affect Seller's ability to realize on the Indemnification provided to Seller under Sections 8.
          and 16. Competitive considerations will not enter into Seller's assessment.

          Notwithstanding anything to the contrary herein, Seller shall have the right to assign this Agreement, in whole or in part, to an intermediary party for purposes of completing a like-kind exchange of properties pursuant to Section 1031 of the Code. The parties understand that the Seller desires to receive "replacement property" (as that term is defined in Treasury Reg. (S)1.103(k)- 1(a))("Replacement Property") in full or partial exchange for the Purchased Assets in a like-kind exchange under Section 1031 of the
          Code if suitable Replacement Property can be identified and obtained. Buyer agrees to take all reasonable steps to facilitate such like-kind exchange, including executing any documents and instruments necessary to consummate such like-kind exchange, as may be reasonably requested by the Seller, provided that Buyer shall not be required hereby to incur any additional liability or unreimbursed expense. The completion of such like-kind exchange shall not alter the Buyer's rights hereunder and Buyer shall have no obligation to find, select or obtain any Replacement Property.
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6.   Except as amended herein, and as provided in the letter from Clark dated 20
     July 98 titled Resolution Of Due Diligence Issues, the Agreement remains in full force and effect.

In witness whereof, the parties have duly executed this instrument the day and year first above written.


BP EXPLORATION & OIL INC.              THE STANDARD OIL COMPANY


By: /s/ D. J. Atton                    By: /s/ D. J. Atton
    ---------------------                  ----------------------------
        D.J. Atton                             D.J. Atton
Title:  Vice President                 Title:  Attorney-In-Fact



BP OIL PIPELINE COMPANY                CLARK REFINING & MARKETING, INC.


By: /s/ D. J. Atton                    By: /s/ Maura J. Clark
    ---------------------                  ----------------------------
        D.J. Atton                             Maura J. Clark
Title:  Attorney-In-Fact               Title:



BY CHEMICALS, INC.


By: /s/ D. J. Atton
    ---------------------
        D.J. Atton
Title:  Attorney-In-Fact